UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

BPW Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
055637102
(CUSIP Number)
March 4, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). S. Nicholas Walker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5.	SOLE VOTING POWER

NUMBER OF		3,428,400 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,428,400 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,428,400 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Lion Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		1,287,500 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,287,500 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,287,500 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). York Lion Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		991,800 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		991,800 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991,800 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

\

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Asia Lion Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		609,500 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		609,500 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,500 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). York Asset Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		2,436,600 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,436,600 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,436,600 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

CUSIP No.	055637102

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). York GP, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		991,800 (See Item 4).

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		991,800 (See Item 4).

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991,800 (See Item 4).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%(1) (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 41,176,471 shares of common stock of the Issuer currently outstanding. In determining the percentage of the Issuer’s outstanding common stock that are, or may be deemed, beneficially owned by each Reporting Person, there is included, in both the numerator and the denominator, the number of shares of common stock that may be acquired upon exercise of warrants that are, or may be deemed, beneficially owned by such Reporting Person.

Item 1.
(a)	Name of Issuer BPW Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

750 Washington Boulevard, Stamford, Connecticut 06901
Item 2.
(a)	Name of Person Filing

This Schedule 13G is filed by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands exempted limited partnership (“Lion L.P.”), Asia Lion Fund Limited, a Cayman Islands exempted company (“ALF”), York Asset Management Limited, a Cayman Islands exempted company (“YAML”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”), with respect to the common stock of BPW Acquisition Corp. (the “Issuer”). S. Nicholas Walker, LFL, Lion L.P., ALF, YAML, and York GP are referred to collectively herein as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of Mr. Walker is Avenida Rio Branco 89, 16th Floor, Rio de Janeiro, Brazil. The principal business address of each of YAML, Lion L.P. and York GP is Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of each of LFL and ALF is Winward 1, Regatta Office Park, West Board Road, Box 31106, Grand Cayman, KY1-1205, Cayman Islands.

(c)	Citizenship

Mr. Walker is a citizen of the United Kingdom. Each of LFL, ALF, YAML and York GP is a Cayman Islands exempted company. Lion L.P. is a Cayman Islands exempted limited partnership.

(d)	Title of Class of Securities

Common stock, par value $0.0001 per share.

(e)	CUSIP Number 055637102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
The aggregate percentage of common stock of the Issuer reported owned by each Reporting Person is based upon 41,176,471 outstanding shares of common stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2009.

LFL beneficially owns 1,287,500 shares of common stock of the Issuer, constituting 3.0% of the outstanding shares of common stock of the Issuer, all of which may be acquired by LFL upon exercise of warrants for the common stock of the Issuer. ALF beneficially owns 609,500 share of common stock of the Issuer, constituting 1.5% of the outstanding shares of common stock of the Issuer, all of which may be acquired by ALF upon exercise of warrants for the common stock of the Issuer. YAML may be deemed to beneficially own 2,436,600 shares of common stock of the Issuer, constituting 5.6% of the outstanding shares of common stock of the Issuer (1,287,500 of which may be deemed beneficially owned by reason of its position as the investment manager of LFL, 609,500 of which may be deemed beneficially owned by reason of its position as the investment manager of ALF, and 539,600 of which may be deemed beneficially owned by reason of being held in one or more accounts under YAML’s management). Lion L.P. beneficially owns 991,800 shares of common stock of the Issuer, constituting 2.3% of the outstanding shares of common stock of the Issuer, all of which may be acquired by Lion L.P. upon exercise of warrants for common stock of the Issuer. York GP may be deemed to beneficially own 991,800 shares of common stock of the Issuer, by reason of its position as general partner of Lion L.P., constituting 2.3% of the outstanding shares of common stock of the Issuer.

Mr. Walker may be deemed to beneficially own an aggregate of 3,428,400 shares of common stock of the Issuer (of which 2,436,600 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and

991,800 of which may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 7.7% of the outstanding shares of common stock of the Issuer.
YAML disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by LFL and ALF except to the extent of its pecuniary interest in LFL and ALF by reason of its position as investment manager of LFL and ALF. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.99% interest in ALF and Mr. Walker is a potential beneficiary of one trust and one limited partnership which, collectively, own 3.25% of the outstanding capital stock of ALF. Other than for his potential beneficial interest in said IRA and said trust and limited partnership, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by ALF, except to the extent of his pecuniary interest in ALF by reason of his position as Managing Director of YAML (the investment manager of ALF). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Each of Lion L.P., York GP, ALF and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein. Furthermore, each of YAML and Mr. Walker disclaims beneficial ownership of any shares of common stock of the Issuer owned in the account(s) under YAML’s management, except to the extent of their pecuniary interest in such account(s).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
          By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2010

/s/ S. Nicholas Walker
S. NICHOLAS WALKER
THE LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

ASIA LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit Index

1.	Joint Filing Agreement.
2.	Power of Attorney of S. Nicholas Walker.
3.	Power of Attorney of The Lion Fund Limited.
4.	Power of Attorney of York Lion Fund, L.P.
5.	Power of Attorney of Asia Lion Fund Limited.
6.	Power of Attorney of York GP, Ltd.
7.	Power of Attorney of York Asset Management Limited.